UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the transition period from              to

Commission file number 1-13270

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FLOTEK INDUSTRIES, INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Flotek Industries, Inc.

2930 W. Sam Houston Pkwy N., Suite 300

Houston, Texas 77043

FLOTEK INDUSTRIES, INC. 401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements and Supplemental Schedule:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009	5

Notes to Financial Statements	6

Supplemental Schedule*

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	12

Signatures	13

Index to Exhibits:

Exhibit 23.1 Consent of UHY LLP

*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or required.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of

Flotek Industries, Inc. 401(k) Plan:

Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the Flotek Industries, Inc. 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in the net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ UHY LLP

Houston, Texas

June 29, 2010

Flotek Industries, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	December 31,
	2009	2008
Investments, at fair value

Common/collective trust funds	$406,411	$292,947

Common stock	297,898	253,422

Mutual funds	3,127,402	2,159,385

Participant loans	152,355	120,249

Total investments, at fair value	3,984,066	2,826,003

Receivables—participant contributions	26,450	—

Net assets reflecting investments at fair value	4,010,516	2,826,003

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,745)	(1,000)

Net assets available for benefits	$4,003,771	$2,825,003

The accompanying notes are an integral part of these financial statements.

Flotek Industries, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions to net assets:

Investment income:

Net appreciation in fair value of investments	$696,283
Interest and dividends	6,111

Total investment income	702,394

Contributions:
Employer contributions	316,064
Participant contributions	1,132,943
Participant rollovers	1,547

Total contributions	1,450,554

Total additions to net assets	2,152,948

Deductions from net assets:
Benefits paid to participants	962,410
Corrective distributions	1,272
Deemed distributions of participant loans	782
Administrative fees	9,716

Total deductions from net assets	974,180

Net increase in net assets	1,178,768
Net assets available for benefits, beginning of year	2,825,003

Net assets available for benefits, end of year	$4,003,771

The accompanying notes are an integral part of these financial statements.

Flotek Industries, Inc. 401(k) Plan

Notes to Financial Statements

Note 1 – Description of the Plan

The following brief description of the Flotek Industries Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

Effective June 1, 2002, Flotek Industries, Inc. (the “Company”) established the Plan, a defined contribution plan, in which participation is voluntary on the part of the employees. All employees are eligible to participate in the plan upon date of employment and attainment of 18 years of age. As of January 1, 2008, the Company matched 100% of each employee’s 401(k) contribution up to 4% of qualified compensation. In April 2009, the Company discontinued matching employee’s 401(k) contributions and as a result, the Plan discontinued the safe harbor election. Absent an affirmative election by a participant, the Company will automatically contribute 4% of the Participant’s compensation to the Plan.

Effective January 1, 2008, the trustee of the Plan is JP Morgan Chase Bank (“JP Morgan”) and the record keeper of the Plan is ADP Retirement Services, Inc. (“ADP”).

Contributions

A participant may elect to defer a percentage of their compensation during the plan year, which is defined in the plan document and is subject to the limits imposed by the Internal Revenue Code (“IRC”). Contributions can be made on a pre-tax (before federal and state taxes are withheld) basis through payroll deductions. The Company permits compensation deferrals of 1% to 20% in increments of 1% each plan year.

In April 2009, the Company discontinued matching employee’s 401(k) contributions. Previously, from January 1, 2008 through April 10, 2009, the Company matched contributions to the Plan in an amount equal to 4% of each participant’s compensation reduction contribution. The Company’s matching contributions were made in the same ratio as the participant’s elective deferrals.

Participant contributions are limited to $16,500 for 2009. This limitation is adjusted periodically to reflect cost-of-living increases as provided by the IRC. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions of $5,500 for 2009.

Vesting

Participants are 100% vested in their salary reduction contributions, any rollover contributions, and earnings on these amounts. Effective January 1, 2008, as amended by the plan document, matching contributions to the Plan, plus any earnings these amounts generated, immediately vested 100%. Matching contributions to the Plan made prior to January 1, 2008, plus any earnings these amounts generate, are 100% vested after six years of service (20% per year after two years of service). Participants hired prior to January 1, 2001 are 100% vested in the matching contributions and the related earnings.

Investment Elections

The Plan is participant directed and allows the participants to change contributions withheld through payroll deduction and change investment fund options for future contributions at any time, directly by telephone with ADP, the investment custodian, or via the internet. Participants may discontinue participation in the Plan at any time. Reenrollment may occur at any time.

Participant Loans

A participant can borrow up to 50 percent of his or her vested account balance while in the Plan. The amount borrowed may be from a minimum of $500 to a maximum of $50,000, but never more than 50 percent of the participant’s vested account balance. Only one loan can be outstanding at any one time. A loan must be repaid by payroll deductions over a period not to exceed five years unless the loan is used for the purchase of a primary residence. Loans used for the purchase of a primary residence must be repaid within 30 years (360 months). Early payoff of participant loans is permitted. The loan interest rate applied to participant loans is the prime rate published in the Wall Street Journal on the 14th day of each month plus 1%. The rate becomes effective for any loans processed as of the 16th day of the month. Loans are limited to participants who are active employees.

Form of Benefits

A participant can withdraw the total vested amount in the participant’s account as a result of either (i) termination of employment, (ii) reaching age 59 1 /2, (iii) disability or (iv) death. The full value of the participant’s account will be paid and will be subject to income tax when the participant retires or qualifies as permanently and totally disabled. If death occurs before retirement, the full value of the account will be paid to the designated beneficiary. If the value of the participant’s account is less than $5,000, the beneficiary will receive a lump sum payment of the entire amount. If the value of the participant’s account is greater than $5,000, the beneficiary will receive a payout(s) in a form other than a life annuity. If a participant’s employment terminates for reasons other than death, disability, or retirement, the participant will be entitled to receive only the “vested portion” of their account balance.

Participants may elect to have their vested benefit distributed as soon as administratively feasible following the termination of employment. However, if the value of participant’s vested benefit is $1,000 or less, a lump-sum distribution will be made within a reasonable time after the participant terminates employment regardless of whether the participant elects to receive it.

Forfeitures

Forfeitures will be used first to restore previously forfeited account balances of returning participants who are so entitled. Remaining forfeitures will be used to reduce any employer contributions. Forfeitures in the Plan for the year ended December 31, 2009 were immaterial.

Rollover Contributions

Generally, if a participant received a qualified total distribution from another qualified plan as defined in the Internal Revenue Code of 1986 as amended, the participant can rollover those funds into the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, any Company contributions and the proportionate allocation of the earnings of the Plan, as defined in the plan document.

Plan Trustee

JP Morgan (the “Trustee”) was appointed trustee and investment custodian of the Plan effective January 1, 2008. Concurrently, JP Morgan named ADP as the plan record keeper. Under contractual agreement, JP Morgan holds all property received, manages the Plan and invests and reinvests Plan assets.

Note 2 – Summary of Significant Accounting Policies

Accounting Standards Codification: In June 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Accounting Standards Codification (“ASC”) 105, Generally Accepted Accounting Principles, which establishes the ASC as the sole source of authoritative guidance for generally accepted accounting principles in the United States of America. Pursuant to the provisions of ASC 105, the Plan has updated its references to generally accepted accounting principles in the United States of America in its financial statements. The adoption of ASC 105 did not impact the Plan’s financial position or results of operations.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Interest income is recognized when earned.

Administrative Expenses

Administrative expenses consist of all expenses incidental to the administration, termination or protection of the Plan, including, but not limited to, legal, accounting, investment manager and trustee fees. Substantially all administrative expenses, except for expenses associated with loans to participants, were paid by the Company.

Risks and Uncertainties

The Plan provides for various investment options offered by the Trustee. Investment securities are exposed to various risks, such as market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Valuation of Investments

Investments are stated at market value based upon quoted market prices, if available or fair value as of the Plan’s year end as determined by the trustee of the Plan’s assets. In accordance with accounting principles generally accepted in the United States of America, investments are valued at fair value, net unrealized appreciation or depreciation is included in the carrying value of related investments in the Statements of Net Assets Available for Benefits and the changes in the net unrealized appreciation or depreciation are reflected in the Statement of Changes in Net Assets Available for Benefits. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan’s investment in common stocks and mutual funds are stated at fair value and are based upon quoted market prices. Investments in the Company’s common stock are valued at fair value and based on quoted market prices. Participant loans are reported at amortized cost, as the fair value of the loans is not practicable to estimate due to restrictions placed on the transferability of the loans. Shares of common/collective trust funds are valued at net asset value and for investment contracts, valuation is measured at fair value, with reconciliation to contract value for fully benefit responsive investment contracts, as determined by the trustee of the Plan’s assets.

In accordance with the FASB guidance, investment contracts held in a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in fully benefit-responsive investment contracts held in the State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts, a common/collective trust fund. The Plan’s Statements of Net Assets Available for Plan Benefits presents the fair value of these investment contracts as well as the related adjustment from fair value to contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

New Accounting Pronouncement Issued But Not Yet Adopted

In January 2010, the Financial Accounting Standards Board (FASB) issued an update on the guidance for fair value measurements and disclosures. The update requires new disclosures and clarification of existing disclosures related to fair value measurements. Certain disclosures are effective for reporting periods beginning after December 15, 2009 and the remaining disclosures are effective for fiscal years beginning after December 15, 2010. The impact that the provisions of this updated accounting standard will have on the Plan is currently being evaluated.

Note 3 – Investments

The following table presents the fair value of investments held by the Plan. Individual investments that represent five percent or more in any of the Plan’s net assets available for benefits in either plan year are shown separately:

	December 31,
	2009	2008
Investments at fair value:
Collective trust funds and mutual funds:
BlackRock Global Allocation Fund	798,528	640,512
Invesco Developing Markets Fund	234,459	114,788
BlackRock Large Cap Value Fund	247,918	257,701
Invesco Energy Fund	221,521	133,752
SSgA Stable Value Fund	295,813	209,446
Janus Advisor Forty Fund	—	204,041
Janus Forty Fund	335,392	_

Oppenheimer Strategic Income Fund	195,533	152,800
Oppenheimer Main Street Small Cap Fund	235,584	143,697
AllianceBerstein International Growth Fund	247,202	163,387
Investments at fair value as determined by quoted market price:
Flotek Industries, Inc. Common Stock	297,898	253,422

Total investments exceeding 5%	3,109,848	2,273,546
Other	874,218	552,457

Total investments at fair value	$3,984,066	$2,826,003

During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year Ended December 31, 2009
Common /collective trust funds	$16,885
Common stock	(172,357)
Mutual funds	851,755

Total Net Appreciation	$696,283

Note 4 – Fair Value of Investments

ASC Topic 820, which the Plan prospectively adopted on January 1, 2008, defines fair value as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 requires disclosure of the extent to which fair value is used to measure financial and non-financial assets and liabilities, the inputs utilized in calculating valuation measurements, and the effect of the measurement of significant unobservable inputs on earnings, or changes in net assets, as of the measurement date. ASC Topic 820 establishes a three-level valuation hierarchy based upon the transparency of inputs utilized in the measurement and valuation of financial assets or liabilities as of the measurement date:

•	Level 1 — unadjusted, quoted prices for identical assets or liabilities in active markets;

•

Level 2 — quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted market prices that are observable or that can be corroborated by observable market data by correlation; and

•	Level 3 — unobservable inputs based upon the reporting entity’s internally developed assumptions that market participants would use in pricing the asset or liability.

The Plan evaluated its financial assets and liabilities for those that met the criteria of the disclosure requirements and fair value framework of ASC Topic 820, as discussed below.

Mutual Funds and Common Stock

The Plan maintains investments in mutual funds and the Company’s stock. The Plan determined that the valuation measurement inputs of these equity securities represents unadjusted quoted prices in active markets. The Plan investment in mutual funds and the Company’s stock represents unadjusted quoted prices in active markets. Accordingly, the Plan has classified such investments within Level 1 of the ASC Topic 820 hierarchy framework.

Common/Collective Trust Funds

The Plan maintains investments in common/collective trust funds. The Company determined that the valuation measurement inputs of the fund investments represent prices based upon quoted market prices utilizing public information, independent external valuations from third-party pricing services or third-party advisors. Accordingly, the Plan has concluded the valuation measurement inputs of these debt securities to represent, at their lowest level, quoted market prices for identical or similar assets in markets where there are few transactions for the assets and has categorized such investments within Level 2 of the ASC Topic 820 hierarchy framework.

Participant Loans

Participant loans are cash loans made to Plan members who hold accounts with the Plan. The amounts are repaid to the Plan at a market interest rate as determined in accordance with the plan document. Any loans not repaid are treated as a cash distribution at the full loan amount to the participant in compliance with IRC. The fair value of these loans are reported at amortized cost and can not be readily determined in an active market or other observable market as it is not practical to estimate the loan’s fair value due to restrictions on the transferability of the loans. The Plan has classified participant loans within Level 3 of the ASC Topic 820 hierarchy framework.

The fair value of the investments are categorized as follows at December 31, 2009:

	Level 1	Level 2	Level 3	Total
Flotek Industries common stock	$297,898	$—	$—	$297,898
Mutual funds:
Growth funds	1,248,861	—	—	1,248,861
Blend funds	884,479	—	—	884,479
Income funds	195,533	—	—	195,533
Balanced funds	798,529	—	—	798,529

Total mutual funds	3,127,402	—	—	3,127,402
Common collective trust	—	406,411	—	406,411
Loans to participants	—	—	152,355	152,355

Total investments	$3,452,300	$406,411	$152,355	$3,984,066

The fair value of the investments are categorized as follows at December 31, 2008:

	Level 1	Level 2	Level 3	Total
Flotek Industries common stock	$253,422	$—	$—	$253,422
Mutual funds:
Growth funds	714,569	—	—	714,569
Blend funds	651,504	—	—	651,504
Income funds	152,800	—	—	152,800
Balanced funds	640,512	—	—	640,512

Total mutual funds	2,159,385	—	—	2,159,385
Common collective trust	—	292,947	—	292,947
Loans to participants	—	—	120,249	120,249

Total investments	$2,159,385	$292,947	$120,249	$2,826,003

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009.

Participant Loans
Balance, beginning of year	$120,249
Loan issuances	130,028
Interest earned	6,111
Deemed distributions	(782)
Loan repayments	(103,251)

Balance, end of year	$152,355

Note 5 – Plan Termination

Despite the Company exercising its right under the Plan to discontinue its contributions as allowed at any time in April 2009, the Company has not expressed any intent to exercise its right to terminate the Plan subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”). In the event of Plan termination, participants will become 100% vested in their accounts and all assets remaining in the Plan would be paid to the participants and their beneficiaries in accordance with the Plan provisions.

Note 6 – Income Tax Status

Effective January 1, 2008, the Company amended and restated the Plan by adopting the ADP Non-Standardized Profit Sharing Plan with a qualified cash of deferred arrangement (“CODA”). ADP received an opinion letter dated May 3, 2002 from the IRS that the form of the plan is acceptable under Section 401 of the Internal Revenue Code for use by employers for benefit of their employees. Although the Plan has been amended since receiving this letter, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note 7 – Party-in-Interest Transactions

The Plan invests in various mutual funds and other funds offered by the Trustee. These investments are considered party-in-interest transactions because JP Morgan serves as Trustee of the Plan. The Plan management has approved these investment options.

The Plan also invests in the Company’s common stock. Transactions in Company stock are considered party-in-interest transactions because the Company is the Plan sponsor.

Note 8 – Subsequent Events

In the first half of 2010, JP Morgan notified the Company of their intent to cease providing 401(k) trustee services. Accordingly, the Company has retained Scudder Kemper Investments, Inc to act as the Plan trustee effective July 1, 2010.

For the year ended December 31, 2009, subsequent events were evaluated through June 29, 2010, the date the financial statements were available to be issued.

EIN: 90-0023731

Plan number: 001

FLOTEK INDUSTRIES, INC. 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Mutual Funds
*	JP Morgan Chase Bank	Oppenheimer Strategic Income Fund	N/A	$195,533
*	JP Morgan Chase Bank	BlackRock Global Allocation Fund	N/A	798,528
*	JP Morgan Chase Bank	BlackRock Large Cap Value Fund	N/A	247,918
*	JP Morgan Chase Bank	Davis New York Venture Fund	N/A	60,818
*	JP Morgan Chase Bank	Janus Forty Fund	N/A	335,392
*	JP Morgan Chase Bank	Virtus Mid-Cap Value Fund	N/A	71,076
*	JP Morgan Chase Bank	Fidelity Advisor Leveraged Company Stock Fund	N/A	197,345
*	JP Morgan Chase Bank	American Century Heritage Fund	N/A	112,813
*	JP Morgan Chase Bank	AllianceBerstein International Growth Fund	N/A	247,202
*	JP Morgan Chase Bank	Invesco Developing Markets Fund	N/A	234,459
*	JP Morgan Chase Bank	Allianz NFJ Small-Cap Value Fund	N/A	28,175
*	JP Morgan Chase Bank	Oppenheimer Main Street Small Cap Fund	N/A	235,584
*	JP Morgan Chase Bank	Fidelity Advisor Small Cap Fund	N/A	84,262
*	JP Morgan Chase Bank	Invesco Real Estate Fund	N/A	56,776
*	JP Morgan Chase Bank	Invesco Energy Fund	N/A	221,521

		Total mutual funds		3,127,402

	Common/Collective Trusts

*	JP Morgan Chase Bank	SSgA Stable Value Fund	N/A	295,813
*	JP Morgan Chase Bank	SSgA Passive Treasury Inflation Protected Strategy Fund	N/A	103,853

		Total common/collective trusts		399,666

	Common Stock

*	JP Morgan Chase Bank	Flotek Industries, Inc. Common Stock		297,898

		Total common stock		297,898

	Loans

*	Participant loans	Participant loans with interest rates from 4.25% to 7.00% and various maturity dates through December, 2013	N/A	152,355

		Total loans		152,355

		Total investments		$3,977,321

*	– Represents identification of known party-in-interest in the Plan.
N/A	– This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.

See report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Flotek Industries, Inc. Plan Administrator (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Flotek Industries, Inc. 401(k) Plan
(Name of Plan)

Date: June 29, 2010	By:	/s/ Jesse E. Neyman
Jesse E. Neyman
Plan Administrator